

Wayne Bancorp, Inc. (WNNB)

Acquisition of

Banc Services Corp. (BSVC)

December 10, 2002

Forward Looking Statements

When used in this document or other public shareholder communications, in filings with the Securities and Exchange Commission, or in oral statements made with the approval of an authorized executive officer, the words or phrases "believe, "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "plans," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. Various factors could cause actual results to differ materially from the results anticipated or projected. These factors include, but are not limited to, the following: (1) expected cost savings and synergies from the merger might not be realized within the expected time frame; (2) revenues following the merger could be lower than expected; (3) costs or difficulties related to the integration of the businesses of Wayne Bancorp, Inc. and Banc Services Corp. might be greater than expected; (4) the requisite shareholder and/or regulatory approvals of the transaction might not be obtained; (5) deposit attrition, operating costs, customer loss and business disruption following the merger may be greater than expected; (6) competitive pressures among depository institutions; (7) the credit risks of lending activities; (8) changes in the interest rate environment and in the demand for loans; (9) general economic conditions, either nationally or in the states in which the combined company will be doing business, might be less favorable than expected; (10) new legislation or regulatory changes; and (11) changes in accounting principles, policies or guidelines.

We do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Additional Information

A registration statement on Form S-4 will be filed with the Securities and Exchange Commission in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of both Wayne Bancorp, Inc. and Banc Services Corp. seeking their approval of the proposed transaction. Investors and security holders are advised to read the registration statement and joint proxy statement/prospectus because they will contain important information. When filed, these documents can be obtained free of charge from the web site maintained by the SEC at "www.sec.gov". These documents also can be obtained free of charge upon written request to John A. Lende, Treasurer, Wayne Bancorp, Inc., P.O. Box 757, Wooster, Ohio 44691 or by calling (330) 264-1222.

Wayne Bancorp, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Wayne Bancorp Inc. shareholders to approve the merger. Information about these participants may be obtained through the SEC's web site from the definitive proxy statements to be filed with the SEC by Wayne Bancorp, Inc. Additional information regarding the interests of these participants, as well as information regarding the directors and executive officers of Banc Services Corp., may be obtained by reading the joint proxy statement/ prospectus regarding the proposed transaction when it becomes available.

Financial Terms of Transaction

- **Consideration to Banc Services:** Approximately 70% Stock / 30% Cash

- **Purchase Price[1]:** $46.2 million / $47.56 Per Share

- **Consideration Per Share[2]:** 1.391 Shares of Wayne Bancorp Plus $14.40 in Cash

- **Transaction Expenses:** Approximately $2.3 million

- **Termination Fee:** $2.5 million

- **Expected Close:** Second Quarter of 2003

- **Board Seats:** Two Board Seats for Banc Services' Representatives

(1) Includes options. Based on Wayne Bancorp's closing price of $23.84 on 12/9/02.

(2) Banc Services Corp. shareholders shall receive 1.325 shares of Wayne Bancorp stock (to be adjusted to 1.391 shares on December 27, 2002, the payment date for Wayne Bancorp's 5% stock dividend declared on November 20, 2002).

Strategic Rationale for Transaction

- Accretive to Long-Term EPS by 3% - 5%

- Enhances Market Presence in Wayne and Stark Counties

- Acquisition of Strong Core Deposit Base

- Provides Opportunity to Leverage Wayne Bancorp's Capital Base

- Platform For Additional Merger & Acquisition Activity

Banc Services Corp.

- Locally Owned Community Bank Headquartered in Orrville, Ohio.

- Key Lines of Business Include Commercial and Retail Lending, Consumer Finance and Trust / Brokerage.

- As of 9/30/02, Total Assets of $212 Million, Total Deposits of $166 Million and Total Equity of $19 Million.

- Seven Branches Located in Wayne and Stark Counties.

WAYNE BANCORP, INC.

Branch Locations



Ohio
Medina
Briarwood Beach
Chippewa-on-the-Lake
Summit
Wadsworth
Lodi
Seville
Westfield Center
Stark
Creston
Rittman
Doylestown
Marshallville
Canal Fulton
Hills and Dales
Wayne
Smithville
Orrville
Perry Heights
Wooster
Massillon
Apple Creek
Brewster
Navarre
Ashland
Fredericksburg
Shreve
Beach City
Tuscarawas
Holmes
Holmesville
Nashville
Millersburg

● Wayne Bancorp, Inc. ▲ Banc Services Corp.

Local Deposit Market Share

Stark County

Rank	Institution	Branch Count	Total Deposits in Market ($000)	Total Market Share (%)
1	FirstMerit Corp. (OH)	16	1,047,337	24.24
2	Unizan Financial Corp. (OH)	17	781,953	18.10
3	Charter One Financial (OH)	12	701,619	16.24
4	Bank One Corp. (IL)	13	564,186	13.06
5	KeyCorp (OH)	12	525,220	12.16
6	Sky Financial Group Inc. (OH)	8	179,047	4.14
7	National City Corp. (OH)	8	148,824	3.44
8	Consumers Bancorp Inc. (OH)	5	84,555	1.96
9	National Bancshares Corp. (OH)	3	75,383	1.74
10	Wayne Savings Bancshares (MHC) (OH)	2	56,252	1.30
11	Magnolia Bancorp, Inc. (OH)	3	43,988	1.02
12	**Banc Services Corp. (OH)**	**2**	**24,538**	**0.57**
13	**Wayne Bancorp Inc. (OH)**	**2**	**20,060**	**0.46**
14	Third FS&LA, M.H.C. (OH)	1	19,958	0.46
15	U.S. Bancorp (MN)	4	16,024	0.37
16	Ohio Legacy Corp (OH)	1	15,809	0.37
17	Apple Creek Banc Corp (OH)	2	8,607	0.20
18	Second Bancorp Inc. (OH)	1	7,147	0.17
	Total	**139**	**4,320,507**	**100.00**

Wayne County

Rank	Institution	Branch Count	Total Deposits in Market ($000)	Total Market Share (%)
1	**Wayne Bancorp Inc. (OH)**	**13**	**397,028**	**28.46**
2	FirstMerit Corp. (OH)	5	306,525	21.97
3	Wayne Savings Bancshares (MHC) (OH)	5	171,166	12.27
4	National Bancshares Corp. (OH)	8	132,743	9.51
5	**Banc Services Corp. (OH)**	**5**	**124,263**	**8.91**
6	Bank One Corp. (IL)	2	89,682	6.43
7	Apple Creek Banc Corp (OH)	3	52,089	3.73
8	Cmnty Independent Bncp, Inc. (OH)	1	24,633	1.77
9	Stebbins Bancshares, Inc. (OH)	1	23,623	1.69
10	U.S. Bancorp (MN)	1	20,934	1.50
11	Ohio Legacy Corp (OH)	1	20,125	1.44
12	Unizan Financial Corp. (OH)	2	17,885	1.28
13	CSB Bancorp Inc. (OH)	1	14,436	1.03
	Total	**61**	**1,395,132**	**100.00**

Pending Ownership, including Bank, Savings Bank, and Thrift Branches. Ownership as of 12/5/02.

Source: SNL Financial.

Pricing Data

- Purchase Price[1]: $46.2 million

- Price / LTM Net Income: 15.4x

- Price / Fully Diluted Book Value: 247%

- Price / Tangible Book: 247%

- Premium to Deposits: 16.6%

(1) Includes options. Based on Wayne Bancorp's closing price of $23.84 on 12/9/02. Banc Services Corp. shareholders shall receive 1.325 shares of Wayne Bancorp stock (to be adjusted to 1.391 shares on December 27, 2002, the payment date for Wayne Bancorp's 5% stock dividend declared on November 20, 2002).

Financial Impact of Transaction

- Fully-diluted EPS Accretion:
  - Accretive to 2003 EPS
  - 3% - 5% Accretive to Long-Term EPS

- Creates Approximately $30.8 million of Goodwill / Intangibles

- Anticipated Cost Savings:
  - 20% - 25% of Banc Services Non-Interest Expense
  - 40% realized in 2003
  - 100% realized in 2004

- Analysis Assumes $3 Million - $5 Million Share Repurchase

- Tangible Equity / Assets (pro forma 9/30/02) – 7.7%

- Resulting Company Remains "Well Capitalized"